UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number :  1-14118

MATERIAL CHANGE REPORT

QUEBECOR WORLD INC.

(Translation of Registrant’s Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐                                                                                        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐                      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-                                .

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

1.                                       Share Purchase Agreement dated May 29, 2008 relating to the sale and purchase of shares of Quebecor World European Holding S.A.

Dated 29 May 2008

QUEBECOR WORLD INC.

4434899 CANADA INC.
TRANSPORT GRAPHICOR INC.
(as Sellers)

and

VADEHO II B.V.
(as Purchaser)

SHARE PURCHASE AGREEMENT

relating to the sale and purchase of the shares of Quebecor World European Holding S.A.

Linklaters

Linklaters LLP
WTC Amsterdam, Zuidplein 180
1077 XV Amsterdam

Telephone (+31 20 799 6200)

Facsimile   (+31 20 799 6300)

Ref HASijnja

Share Purchase Agreement

This Agreement (the “Agreement”) is made on 29 May 2008 between:

(1)          QUEBECOR WORLD INC., a company incorporated in Canada whose registered office is at 612 St-Jacques Street, Montreal, Quebec, Canada, H3C 4M8 (“QWI”);

(2)          4434889 CANADA INC., a company incorporated in Canada whose registered office is at 612 St-Jacques Street, Montreal, Quebec, Canada, H3C 4M8 (“Canada”);

(3)          TRANSPORT GRAPHICOR INC., a company incorporated in Canada, whose registered office is at 612 St-Jacques Street, Montreal, Quebec, Canada, H3C 4M8, (“TGI” and, together with QWI and Canada, the “Sellers”); and

(4)          VADEHO II B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, whose registered office is at Hertenroep 10, 4847 DC Teteringen, the Netherlands, registered under number 20057205 with the Commercial Register of the Chamber of Commerce in Southwest-Netherlands (the “Purchaser”);

Whereas:

(A)         QWI owns the entire issued share capital, except for one share, which is owned by TGI, of Quebecor World European Holding S.A., a company incorporated under the laws of Luxembourg, whose registered office is at 56, Boulevard Napoléon Ier, L-2210 Luxembourg (the “Company”) and Canada owns a membership interest in QW SPV LLC (USA), a company incorporated under the laws of the State of Delaware, United States of America, which owns one share in the entire issued share capital of Helio Charleroi S.A.;

(B)          The Company is the direct or indirect owner of the issued share capital of the legal entities listed in Part 3  of  Schedule 1 (the “Subsidiaries”, and the Company and the Subsidiaries jointly, the “Group Companies”);

(C)          The Group Companies carry out the European printing and bindery businesses of the Sellers (the “Business”);

(D)         The Purchaser has performed the Due Diligence Investigation (as defined below), the scope and outcome of which is to the Purchaser’s satisfaction;

(E)          The Purchaser and the Sellers have negotiated and agreed on a sale and transfer by the Sellers of the Shares and an assignment of the Sellers’ Intercompany Loans and Sellers’ Closing Intercompany Loans (as defined below) outstanding on the Signing Date to the Purchaser, and the Purchaser wishes to accept and assume the same, under the terms and conditions of this Agreement, with a view to the Purchaser acquiring the Group Companies, their Business and their rights, obligations and liabilities on an ‘‘as is, where is” basis;

It is agreed as follows:

1             Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1         Definitions

“Affiliates” means, in relation to any person (in this definition, the “Relevant Person”): (i) any other person which is advised by, or the assets of which are managed (whether solely or jointly with others) from time to time by, the Relevant Person, (ii) any other person of which the Relevant Person, or its general partner, trustee, nominee, manager or adviser, is a general partner, trustee, nominee, manager or adviser, (iii) any other person which is advised by, or the assets of which are managed (whether solely or jointly with others) from time to time by, the Relevant Person’s general partner, trustee, nominee, manager or adviser, (iv) any direct or indirect parent undertaking of that person or any direct or indirect subsidiary undertaking of that parent, or (v) any other person who directly or indirectly, Controls, or is Controlled by, or is under a common Control with, the Relevant Person;

“Agreed Terms” means, in relation to a document, such document in the terms agreed between the Sellers and the Purchaser and signed for identification by the Sellers and the Purchaser with such alterations as may be agreed in writing between the Sellers and the Purchaser from time to time;

“Agreement” means this agreement for the sale and purchase of the Shares, including all Schedules and Annexes referred to therein;

“Announcement(s)” means the announcement or announcements in the Agreed Terms to be released, whether individually or jointly, by the Sellers and the Purchaser following execution of this Agreement;

“Approval and Vesting Order(s)” means - based on the assumption that none of the Sellers’ Intercompany Loans and the Sellers’ Closing Intercompany Loans will be assigned by a U.S. company - an order of the Canadian Court in form and substance satisfactory to each of the Sellers and the Purchaser, acting reasonably, pursuant to which the terms of this Agreement, the Vendor Loan Agreement, and the Transaction are approved and pursuant to which (i) all of QWI’s right, title and interest in and to the Shares held by QWI are vested in the Purchaser free and clear of any Encumbrances on Closing, (ii) the Sellers’ Intercompany Loans and the Sellers’ Closing Intercompany Loans to be assigned by QWI are vested in the Purchaser free and clear of any Encumbrances on Closing, and (iii) any other ancillary agreement in relation to this Agreement can be entered into;

“Business” has the meaning set out in Recital (C);

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in Amsterdam, Luxembourg or Montreal;

“Canadian Court” means the Superior Court, commercial division, district of Montreal in the province of Quebec, Canada;

“CET” means Central European Time;

“Chapter 11” means Chapter 11 of title 11 of the United States Bankruptcy Code;

“Claim” means a claim, action, liability, demand, investigation or proceeding, suit, cause of action, order, charge, indictment, prosecution or similar process, assessment, reassessment, or judgment;

“Closing” means the completion of the sale and transfer of the Shares, assignment of the Sellers’ Intercompany Loans and the Sellers’ Closing Intercompany Loans, payment of the Consideration, including the entering into of the Vendor Loan Agreement, pursuant to Clauses 6.1, 6.2 and 6.3 of this Agreement;

“Closing Date” means the date on which Closing takes place;

“Company” means Quebecor World European Holding S.A., details of which are set out in Part 2 of  Schedule 1;

“Company Shares” means all the issued and outstanding shares of the share capital of the Company, consisting of 11,730,811 shares with a nominal value of USD 10.00;

“Condition Precedent” means the condition precedent (opschortende voorwaarde) to Closing, as set out in Clause 4.1;

“Confidentiality Agreement” means the non-disclosure agreement relating to confidential information dated 1 February 2008 and entered into between QWI and the Purchaser, pursuant to which the Sellers made available to the Purchaser certain confidential information relating to the Group;

“Consideration” has the meaning set out in Clause 3.1;

“Control”, “Controls”, “Controlled”, “Controlling” means the possession, directly or indirectly, of the power to (i) to control a majority of the voting rights in a general meeting of shareholders, either directly or indirectly, by means of a agreement or any other factual or contractual arrangement with other parties entitled to vote, or (ii) to appoint or dismiss more than half of the directors, either independently or together, whether through ownership of voting securities, by contract, or otherwise, or as agent, executor, trustee, or otherwise;

“Conversion Rate” has the meaning set out in Clause 1.8;

“Data Room” means the virtual data room containing documents and information relating to the Shares, the Group and its Business made available by the Sellers to the Purchaser and its Representatives;

“Debt Price” has the meaning set out in Clause 3.1.2;

“Deed of Assignment” means the deed of assignment of the Sellers’ Intercompany Loans and the Sellers’ Closing Intercompany Loans in the Agreed Terms, attached hereto as Schedule 7;

“Due Diligence Investigation” means the due diligence investigation process as described in Clause 7.2.1;

“Encumbrance” means any lien, charge, security interest, mortgage, pledge, usufruct, deposit by way of security, contractual rights or option to acquire, of pre-emption or of first refusal, or any prejudgment or executory attachment, restrictions, development or similar agreement, easement, right of way, title defect or adverse claim or encumbrance of any kind or character whatsoever, including without limitation any encumbrance that is a result, or may be deemed to result, from the proceedings under the Companies’ Creditors Arrangements Act of Canada (the “CCAA”) instituted by QWI as of 21 January, 2008, retention of title arrangements created in the ordinary course of business, and any mandatory share transfer restrictions contained in any memorandum of association, by-laws or similar constitutive or organisational documents of a company;

“Environment” means all or any of the following media (alone or in combination): air and noise (including the air within buildings and the air within other natural or man-made structures whether above or below ground); water (including but not limited to water under or within land or in drains or sewers or inland waters); soil and land, together with any ecological systems and living organisms supported by these media;

“Escrow Agent” means Fortis Bank (Nederland) N.V., a public company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its registered office at Weena 200, 3012 NJ Rotterdam, the Netherlands and trading for this purpose under the trade name Fortis Escrow;

“Escrow Agreement” means the escrow agreement set out in Schedule 12 to this Agreement in the Agreed Terms;

“Escrow Amount” means €46,500,000;

“Euro” or “€” means the lawful single currency of the member states of the European Communities that adopt or have adopted the Euro as their currency in accordance with the legislation of the European Union relating to European monetary union;

“Group” means the Group Companies taken as a whole;

“Group Companies” means the Company and the Subsidiaries, and “Group Company” means any one of them;

“Group’s Closing Intercompany Loans” means all Indebtedness of any member of the Sellers’ Group owed to any Group Company that originated in the period between the Signing Date and Closing;

“Group’s Intercompany Loans” means all Indebtedness of any member of the Sellers’ Group owed to any Group Company outstanding at the Signing Date;

“Indebtedness” means, in relation to any person, all loans or other financing liabilities or financing obligations, whether secured or unsecured, excluding any trading debts and payables;

“Intellectual Property Rights” means any rights arising anywhere in the world under (i) patent law; (ii) copyright law; (iii) trademark law; (iv) design patent or industrial design law; (v) privacy, publicity, celebrity and personality rights law; and (vi) any other statutory provision or common or civil law principle which may provide a right in either (a) ideas, formulae, concepts, inventions, or know-how generally, including confidentiality or trade secret law, or (b) the expression of such ideas, formulae, concepts, inventions or know-how;

“Loss” means all losses (schade), liabilities, costs (including without limitation legal costs and experts’ and consultants’ fees), and expenses but, for the avoidance of doubt, excluding deferred Tax, calculated in accordance with Clause 8;

“Machinery” means the printing presses and bindery machines owned by the Subsidiaries;

“Party” means each of the Sellers and the Purchaser and Parties means any two or more of them together;

“Procurement Agreement” has the meaning given to it in Clause 5.6;

“Properties” means the properties listed in Schedule 15 and “Property” means any one of them;

“Purchaser’s Claims” means Claims by the Purchaser against the Sellers for breach of (i) the Seller’s Warranties or (ii) the Sellers’ obligations under Clause 5.3.1 of this Agreement;

“Purchaser’s Group” means the Purchaser, its direct and indirect holding companies and any direct and indirect subsidiaries of the Purchaser and of its holding companies from time to time, including the Group from Closing;

“QW SPV Share” means the membership interest of Canada in QW SPV LLC (USA);

“Relevant Date” has the meaning set out in Clause 1.8;

“Representatives” means in relation to any person that person’s director, officers, employees, consultants or advisers;

“Sellers’ Closing Intercompany Loans” means all Indebtedness of any Group Company owed to any member of the Sellers’ Group that originates in the period between the Signing Date and Closing resulting after the set-off as set out in Clause 2.2.4;

“Sellers’ Group” means the Sellers and any direct and indirect subsidiaries of the Sellers and of their holding companies from time to time, excluding the Group;

“Sellers’ Intercompany Loans” means all Indebtedness of any Group Company owed to any member of the Sellers’ Group as at the Signing Date resulting after the set-off as set out in Clause 2.2.1 and as specified in Schedule 14;

“Sellers’ Lawyers” means Linklaters LLP of Zuidplein 180, 1077 XV, Amsterdam, the Netherlands;

“Seller’s Warranties” means the warranties given by QWI pursuant to Clause 7.1 and Schedule 5;

“Share Price” has the meaning given to it in Clause 3.1.1;

“Shares” means the Company Shares and QW SPV Share;

“Signing Date” means the date of signing this Agreement, starting at 00:00 hours CET of such date;

“Subsidiaries” means the companies listed in Part 3  of  Schedule 1 and “Subsidiary” means any one of them;

“Subsidiary Shares” means all the issued and outstanding shares in the share capital of the Subsidiaries;

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Taxation” or “Tax” means all forms of local and national taxes, duties, premiums, levies, social security contributions or other imposts or withholdings imposed by or payable to any Tax Authority including penalties, additions, interest, costs and expenses relating to such taxes, duties, levies, social security contributions or other imposts or withholdings;

“Third Party” means any person other than a Group Company or a member of the Sellers’ Group;

“Transaction” means the sale and purchase of the Shares and the assignment of the Seller’s Intercompany Loans and the Seller’s Closing Intercompany Loans on the terms and subject to the conditions set out in this Agreement and the entry into the Escrow Agreement, Vendor Loan Agreement and Procurement Agreement;

“Transitional Services” has the meaning given to it in Clause 5.4.1;

“Vendor Loan” means the Purchaser’s Indebtedness to QWI in a total amount of €21,500,000 as per the terms of the Vendor Loan Agreement;

“Vendor Loan Agreement” means the loan agreement to be entered into on Closing between QWI, or such other person(s) it may designate, and the Purchaser, together setting out the terms and conditions of the Vendor Loan and attached hereto as Schedule 8;

“Warranty Claim” means a Claim for breach of any Seller’s Warranty.

1.2                            Singular, Plural, Gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.3                            References to Persons and Companies

References to:

1.3.1      a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.3.2      a company include any company, corporation or any body corporate, wherever incorporated.

1.4                            References to Subsidiaries and Holding Companies

A company is a “subsidiary” of another company (its “holding company”) if that other company, directly or indirectly, through one or more subsidiaries:

1.4.1      holds a majority of the voting rights in it;

1.4.2                   is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;

1.4.3                   is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

1.4.4                   has the right to exercise a dominant influence over it, for example by having the right to give directions with respect to its operating and financial policies, with which directions its directors are obliged to comply.

1.5                            Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.6                            Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.7                            Legal Terms

References to any Dutch legal term shall, in respect of any jurisdiction other than the specified jurisdiction, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.8                            Currency Conversion

Any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date. For the purposes of this Clause:

“Conversion Rate” means the close spot mid-trade composite (London) rate for a transaction between the two currencies in question as quoted on Bloomberg on the date immediately preceding the Relevant Date or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted, failing which, such rate as may be agreed in writing between the Parties; and

“Relevant Date” means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made, save that, for the purposes of Schedule , the date shall mean the date at which the relevant Seller’s Warranty is expressed to be true and accurate.

2                                      Agreement to sell and transfer Shares and Assignment of Intercompany Loans

2.1                            Sale and transfer of the Shares

2.1.1                   By and subject to the terms of this Agreement, each Seller hereby severally sells to the Purchaser (or to such person(s) as the Purchaser may direct) that number and class of Shares as is set out opposite the relevant Seller’s name in Part 1 of  Schedule 1, and the Purchaser hereby purchases such Shares from the relevant Seller.

2.1.2                   On Closing, the Shares shall be transferred (geleverd) by the respective Sellers to the Purchaser (or to such person(s) as the Purchaser may direct) who shall accept the same, free from any Encumbrance, together with all rights and obligations attached to them as at Closing.

2.1.3                   The Sellers shall procure that on or prior to Closing any and all rights of pre-emption over the Shares are waived irrevocably by the persons entitled thereto.

2.1.4                   The legal and economic benefit and burden of the Shares and the Business of the Group Companies and all the assets, rights, obligations and liabilities of the Group Companies and their Business shall be acquired or assumed by, and for the risk and account (voor rekening en risico) of, the Purchaser on an ‘‘as is, where is” basis as of Closing.

2.1.5                   The Purchaser is entitled at its sole discretion, if the Sellers have not demonstrated prior to Closing to a reasonable degree of satisfaction the absence of significant legal, tax and financial risk associated with the acquisition and the holding of the membership interest in QW SPV LLC (USA), to acquire at Closing the share of Helio Charleroi S.A. owned by QW SPV LLC (USA) for € 1,000 instead of acquiring the membership interest in QW SPV LLC (USA) held by Canada. If such option is exercised by the Purchaser, references in this Agreement to the membership interest in QW SPV LLC (USA) shall be replaced by reference to the share in Helio Charleroi S.A. where appropriate and all related provisions of the Agreement shall consequentially be interpreted in a manner consistent with such replacement. If the Purchaser has acquired the membership interest in QW SPV LLC (USA). pursuant to this Clause 2.1.5, then any costs incurred by the Purchaser for the liquidation of QW SPV LLC (USA), shall be borne by the Sellers.

2.2                            Assignment

Assignment of the Sellers’ Intercompany Loans

2.2.1                   On or before Closing the Sellers shall offset all Group’s Intercompany Loans against all Indebtedness of the Group Companies to the Sellers’ Group outstanding as at the Signing Date, resulting in the Sellers’ Intercompany Loans. The Sellers hereby confirm to the Purchaser that there are no Group’s Intercompany Loans outstanding after the aforementioned set-off.

2.2.2                   On Closing, the Sellers shall assign the Sellers’ Intercompany Loans (or procure their assignment) to the Purchaser (or to such person(s) as the Purchaser may direct).

2.2.3                   The legal and economic benefit, liability and exigibility (opeisbaarheid) of the Sellers’ Intercompany Loans shall be for the risk and account of the Purchaser on an “as is, where is” basis as of Closing.

Assignment of the Sellers’ Closing Intercompany Loans

2.2.4                   On the Closing Date the Sellers shall offset all Group’s Closing Intercompany Loans against all Indebtedness of the Group Companies to the Sellers’ Group that originates in the period between the Signing Date and Closing, resulting in the Sellers’ Closing Intercompany Loans. The Sellers shall on Closing confirm in writing to the Purchaser that there are no Group’s Closing Intercompany Loans outstanding after the aforementioned set-off.

2.2.5                   On Closing, the Sellers shall assign the Sellers’ Closing Intercompany Loans (or procure their assignment) to the Purchaser (or to such person(s) as the Purchaser may direct) for a consideration in cash equal to the amount of the Sellers’ Closing Intercompany Loans, payable at Closing in accordance with Clause 6.1.

2.2.6                   The legal and economic benefit, liability and exigibility (opeisbaarheid) of the Sellers’ Closing Intercompany Loans shall be for the risk and account of the Purchaser on an “as is, where is” basis as of Closing.

2.3                            Vendor Loan Agreement

On Closing, QWI, or any other member of the Sellers’ Group, shall enter into the Vendor Loan Agreement in the Agreed Terms, attached as Schedule 8 hereto, with the Purchaser, or such person(s) as the Purchaser may direct, setting out the terms and conditions by which the Purchaser, or such person(s) as the Purchaser may direct, will acknowledge indebtedness to the Sellers in a total amount of €21,500,000.

3                                      Consideration

3.1                            Consideration

The aggregate consideration (the “Consideration”) for the purchase of the Shares and the assignment of the Sellers’ Intercompany Loans and Sellers’ Closing Intercompany Loans shall be an amount equal to the sum of:

3.1.1                   €2,001 in cash in consideration for the purchase of all of the Shares, segregated as  €1 to TGI and €1,000 to each of QWI and Canada (the “Share Price”);

3.1.2                   €68,000,000 in cash for the assignment of the Sellers’ Intercompany Loans (the “Debt Price”), of which €21,500,000 will be left outstanding and payable to QWI, or such person(s) as the Sellers may direct, by the Purchaser on the terms and subject to the conditions of the Vendor Loan Agreement; plus

3.1.3                   the amount of the Sellers’ Closing Intercompany Loans.

3.2                            “As is, where is” basis

The Consideration for the Shares and the Sellers’ Intercompany Loans and the Sellers’ Closing Intercompany Loans has been based, on an “as is, where is” basis and therefore the Consideration shall not be subject to any adjustment on the basis of the actual assets, rights, obligations and liabilities or financial position of the Business and Group Companies at Closing or on the basis of any changes in the assets, rights, obligations and liabilities or financial position of the Business and Group Companies after Closing. In this respect, the Purchaser shall acquire or assume all the assets, rights, obligations and liabilities of the Group Companies and their Business, which shall be for the risk and account (voor rekening en risico) of the Purchaser as of Closing. The Purchaser shall have no Claim against the Sellers’ Group in relation to the actual and future assets, rights, obligations and liabilities or financial position of the Business and Group Companies at Closing or on the basis of any changes therein after Closing, other than as expressly provided for in this Agreement.

4                                      Condition Precedent

4.1                            Condition Precedent

4.1.1                   Closing is conditional upon satisfaction or, as applicable, waiver of the condition precedent that (i) the Sellers have obtained the Approval and Vesting Orders, (ii) which shall be subject to provisional execution, (iii) there are no motions to stay or vary or set aside the Approval and Vesting Orders which have been brought within 48 hours of the Approval and Vesting Orders having been issued, or if brought, such motions having been dismissed (the “Condition Precedent”).

4.1.2                   The Condition Precedent is for the benefit of the Sellers and the Purchaser jointly and may not be waived without the written consent of the Parties.

4.1.3                   The Parties undertake to use their respective best efforts to procure the satisfaction as soon as possible of the Condition Precedent and if the Condition Precedent is not satisfied by 30 June 2008 or on such later date as the Parties have agreed, either Party can terminate this Agreement.

4.1.4                   Neither the Sellers nor the Purchaser shall have any Claim against the other under the Condition Precedent, except that such termination shall not affect any rights and obligations of the Parties in respect of (i) any previous breach of the provisions of this Agreement by any Party or (ii) the fraud, wilful misconduct or gross negligence of a Party of any of its Affiliates.

4.2                            Termination in the event of material breach

Either the Purchaser or the Sellers may, in their sole discretion, terminate this Agreement (other than Clauses 1 and 10) by Notice given to the other Party (the breaching Party) in the event of a material breach of the provisions of this Agreement prior to Closing by such breaching Party that has not been remedied by the breaching Party within 15 Business Days after the first Party has given notice of the material breach to the breaching Party. The breaching Party shall be liable to the other Parties for any Losses incurred by the other Parties in connection with the material breach.

5                                      Pre-Closing and Post-Closing Obligations

5.1                            Purchaser’s Obligation on Signing

On the Signing Date the Purchaser shall (i) enter into this Agreement; (ii) enter into the Escrow Agreement; (iii) - forthwith after signing of the Escrow Agreement – pay the Escrow Amount into the Escrow Account; and (iv) procure that the Escrow Agent provides on the Signing Date evidence satisfactory to the Sellers that it has received the Escrow Amount into a bank account in the name of the Escrow Agent on the Signing Date; and (v) enter into the Procurement Agreement. The Escrow Agent shall hold the Escrow Amount in escrow for and on behalf of the Purchaser until Closing in accordance with the terms and conditions of the Escrow Agreement.

5.2                            Sellers’ Obligations in relation to the Conduct of Business

Notwithstanding paragraphs 5.2.1 through and including 5.2.7 below, the members of Sellers’ Group and the Group Companies shall be entitled to implement the pre-Closing restructuring prior to Closing, provided that the Sellers shall procure that (i) as part of such pre-Closing restructuring none of the Group Companies has, directly or indirectly, assigned, transferred or otherwise made any change in, and shall not assign and transfer or otherwise make any change in any Indebtedness payable to or receivable from other Group Companies outstanding on the Signing Date and (ii) any such pre-Closing restructuring shall not in any way whatsoever change the amount of the Sellers’ Intercompany Loans as specified in Schedule 14 and the Sellers’ Closing Intercompany Loans as notified by the Sellers to the Purchaser in accordance with Clause 6.4.2.

The Sellers warrant and undertake to the Purchaser to procure that, save insofar as otherwise agreed in writing with the Purchaser (in respect of which the Purchaser shall not unreasonably withhold or delay its agreement), between the Signing Date and Closing, each Group Company:

5.2.1                   has carried and shall carry on its Business as a going concern in the ordinary and usual course, including discharging its creditors and collecting payments from its debtors, in each case, in the ordinary course, as carried on prior to the Signing Date;

5.2.2                   has taken and shall take all reasonable steps to preserve and protect its Business, assets and relationships with lessors, licensors, suppliers, customers and employees and shall notify the Purchaser in writing promptly of any material adverse change in its Business, assets, liabilities or aforementioned relationships;

5.2.3                   has procured and shall procure that the relevant members of the Sellers’ Group have maintained and shall maintain in force all existing insurance policies in all material respects on the same terms and with similar level of cover prevailing at the Signing Date for the benefit of the Group Companies;

5.2.4                   has, as the case may be, maintained and renewed or obtained and shall maintain and renew or obtain, in the ordinary course of business, all licences and authorisations required to carry on its Business activities;

5.2.5                   has not taken or allowed and shall not take or allow any action or state of affairs which could reasonably be expected to prevent the satisfaction of the Condition Precedent;

5.2.6                   without prejudice to the generality of Clause 5.2.1, has not acquired, disposed or agreed to acquire or to dispose of and shall not acquire, dispose or agree to acquire or to dispose of any shares, interests, investments, assets or stocks involving consideration, expenditure or liabilities in excess of €375,000 (excluding VAT);

5.2.7                   without prejudice to the generality of Clause 5.2.1 and save as otherwise agreed in this Agreement:

(i)           has not created, allotted or issued, or granted and shall not create, allot or issue or grant an option to subscribe for, any share capital of any Group Company or repay, redeem or repurchase any share capital of any Group Company;

(ii)          has not declared, made or paid and shall not declare, make or pay any dividend or other distribution to its shareholders;

(iii)         has not changed and shall not change its policies in respect of debtors and/or payment of creditors in any material respect;

(iv)         has not made and shall not make any change in the senior management, except for Gilles Lauzon, and organisation of the Group or, in any material respect, the manner in which it carries on its Business;

(v)                              has not entered and shall not enter into any contract, liability or commitment or modify or terminate any rights under any existing contract, liability or commitment which, in any case, is or may reasonably be expected to be material to the Business;

(vi)                           has not entered into and shall not enter into any new letters of credit and has not amended and shall not amend any letters of credit;

(vii)                        has not removed and has taken all reasonable measures to prevent the unauthorised removal of, and shall not remove and shall take all reasonable measures to prevent the unauthorised removal of, any Machinery (and any other related assets, machinery or equipment required to operate and use the Machinery in the ordinary course) from any Property;

(viii)       has not made and shall not make any material change in the terms and conditions of employment, except for Gilles Lauzon, working practices or collective agreements relating to its employees, make any change in the remuneration or other terms of employment of any senior manager or director, or, save at the cost and expense of the Sellers or a member of the Sellers’ Group and as disclosed to the Purchaser prior to the Signing Date, provide or agree to provide any gratuitous payments or benefit to any senior manager or director, or appoint any attorneys, agents or sub-contractors;

(ix)          has not commenced, settled or abandoned and shall not commence, settle or abandon any Claim, litigation, arbitration or other proceedings in an amount in excess of €375,000 or make any admission of liability by or on behalf of itself or the Group;

(x)           has not amended and shall not amend its constitutional documents; nor

(xi)          has varied or shall vary any terms of any of its policies of insurance, has knowingly taken or shall take any action which may invalidate any of its policies of insurance or has taken out or shall take out any additional or replacement policies of insurance.

5.3                            Other Sellers’ Obligations prior to Closing

5.3.1                   The Sellers hereby:

(i)           warrant and undertake to the Purchaser to procure that between the Signing Date and Closing each Group Company shall not make any cash payments and/or other cash distributions to any member of the Sellers’ Group or its Affiliates, other than trading debts and payables in accordance with payment terms applicable to the Group Companies before the Signing Date; and

(ii)          warrant to the Purchaser that in the period starting on 27 May 2008 00:00 hours CET until the time that this Agreement has been entered into on the Signing Date, no Group Company has made any cash payment and/or other cash distributions to any member of the Sellers’ Group or its Affiliates, other than in the ordinary course of business as conducted prior to 27 May 2008.

5.3.2                   Without prejudice to the generality of Clause 5.1, prior to Closing the Sellers shall, and shall procure that each Group Company shall consult with the Purchaser in relation to all material matters concerning the running of the Group and the carrying on of its Business.

5.3.3                   The Sellers shall on the Signing Date procure that the relevant Seller enters into the Escrow Agreement and Procurement Agreement.

5.4                            Post-Closing Transitional Services

5.4.1                   For the period from Closing to 31 December 2008, subject to Clause 5.4.5, the Sellers agree to (continue to) provide, or procure that members of the Sellers’

Group provide, such group corporate services covering IT, Tax, treasury and accounting which are currently provided by the Sellers’ Group to the Group Companies, as may reasonably be required by the Purchaser in order to enable the Group Companies to continue to operate their Business in the ordinary course and in a manner consistent with practice at the Signing Date (the “Transitional Services”), and provided further that the required services are under the full control of the Sellers.

5.4.2                   The Sellers, or the members of the Sellers’ Group, as the case may be, shall provide Transitional Services to the Purchaser’s Group at cost price on terms and conditions and in accordance with standards existing on the Signing Date, provided however, that no result, outcome, or effect of the performance by the relevant members by the Sellers’ Group is in any way whatsoever guaranteed or warranted.

5.4.3                   To the extent that the Sellers, or the members of the Sellers’ Group, as the case may be, determine to discontinue the provision of Transitional Services prior to 31 December 2008, the Sellers, or such members of the Sellers’ Group, shall provide the Purchaser with reasonable notice of such determination.

5.4.4                   The Sellers agree to co-operate with the Purchaser and to use reasonable endeavours to facilitate a smooth transition from the provision of the services referred to in Clause 5.4.1 by the Sellers or members of the Sellers’ Group to the provision of such services by the Purchaser’s Group by 31 December 2008.

5.4.5                   Nothing in this Clause 5.4 shall require the Sellers to provide, or procure members of the Sellers’ Group to provide, any services:

(i)           which the Sellers, nor a member of Sellers’ Group, (a) cannot lawfully provide or (b) can provide lawfully only with the benefit of any authorisation, licence or other permission which they do not have at the date of this Agreement and which they cannot reasonably be obtained;

(ii)          if the Sellers, or the members of the Sellers’ Group, are not licensed to use any relevant systems for the purposes of providing the Transitional Services and which license cannot reasonably be obtained; or

(iii)         if such services would require the incurring of an unduly onerous level of expenditure or effort on the part of the Sellers’ Group, which expenditure or effort the Purchaser is not willing to compensate.

5.4.6                   Subject to Clause 5.4.7, to the extent permitted by law, the Sellers and the members of the Sellers’ Group shall have no liability to the relevant member of the Purchaser’s Group in respect of any Losses in connection with the provision of the Transitional Services, whether in contract, in tort (including negligence), under a warranty, under statute or otherwise, including direct, indirect or consequential Losses.

5.4.7                   The exclusions of liability set out in this Clause 5.4 shall not apply in respect of:

(i)           any liability which is the result of fraud, wilful misconduct or gross negligence on the part of the Sellers or a member of the Sellers’ Group; or

(ii)          any liability for death or personal injury resulting from a Party’s (including any Party) negligence.

5.4.8                   To the extent permitted by law, in respect of the provision of the Transitional Services, all terms, conditions and warranties, other than those expressly set out in this Clause 5.4, are excluded including all implied and statutory terms, warranties and conditions relating to satisfactory quality or fitness for purpose.

5.5                            Post-Closing Covenants

5.5.1                   If at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties shall take or cause to be taken all such action, including the execution and delivery of such further instruments and documents as may be reasonably requested by any other Party for such purposes.

5.5.2                   During two years following Closing, the Sellers will not take and will cause all of the members of the Sellers’ Group to refrain from taking any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Group Companies from maintaining the same business relationships with the Group Companies after the Closing as they maintained with the Group Companies prior to the Closing. The Sellers will and will cause all the members of the Sellers’ Group to refer all customer inquiries relating to the Business or the Group Companies to the Purchaser from and after the Closing.

5.5.3                   Clause 5.5.2 shall not in any way whatsoever prevent, prohibit or restrict:

(i)           any member of the Sellers’ Group from continuing to do business with existing customers or relationships of the Sellers’ Group;

(ii)          any person or entity that acquires Control over part or all of the Sellers’ Group through an acquisition of shares, assets and/or liabilities or form of merger, takeover or acquisition or otherwise, from continuing its business with its existing customers or relationships, irrespective where such customers or relationships are located or whether they are customers or existing relationships of the Group Companies at the Signing Date;

(iii)         the Sellers from soliciting orders or business from existing customers or relationships of the Group Companies in respect of products and services that are not delivered by the Group Companies to such customers and relationships existing at Closing.

5.6                            Procurement Services

The Purchaser and such designated member of the Sellers’ Group shall, on the Closing Date, enter into the Procurement Agreement governing the procurement of various supplies by the Group Companies, on the Agreed Terms included in the procurement agreement attached hereto as Schedule 10.

5.7                            Intellectual Property and Corporate Branding

5.7.1                   The Purchaser shall procure that each member of the Group shall, within three months following Closing, destroy or remove from all business materials, including existing sales literature, stationery, websites, signage or vehicles any wording suggesting any continued association with the Sellers’ Group.

5.7.2      The Purchaser shall procure that, within three months following Closing, each of the Group Companies shall change their respective names to names that do not include the words “Quebecor”, “Quebecor World” or any words resembling the same, including the single letter “Q” associated with the Quebecor brand, or any other word or name which, in the reasonable opinion of the Sellers, taking into account case law, is confusingly similar to “Quebecor” and the Purchaser shall not, and shall procure that any company connected with it shall not, thereafter permit any Group Company or any other company connected with it to adopt, use or carry on business under any name incorporating the words “Quebecor” or “Quebecor World”.

5.7.3      Subject to the provisions of Clauses 5.7.1 and 5.7.2 and except for Third Party Intellectual Property Rights, the Sellers shall grant a perpetual, royalty free licence with respect to any Intellectual Property Rights used by any of the Group Companies prior to Closing but which are owned by any member of the Sellers’ Group and the Purchaser shall procure that the relevant member of the Group Companies shall grant a perpetual, royalty free licence with respect to any Intellectual Property Rights used by any of the members of the Sellers’ Group but which are owned by such member of the Group Companies, in each case to the extent it concerns Intellectual Property Rights existing on or before Closing. The respective Sellers’ Group licensees and Group Companies’ licensees, as the case may be, are entitled to the unrestricted and free use and disposition of such Intellectual Property Rights.

5.7.4      This Agreement shall not preclude the Parties from developing materials or providing services that are competitive to the Intellectual Property Rights irrespective of their similarity to computer programming code, processes, documentation or other materials or services that might be delivered by the Group Companies or the Sellers’ Group and the Parties waive any rights to make a claim against the other Parties to prevent or stop such Parties from doing the aforementioned, or for damages. Nothing contained in this Agreement shall restrict either Party from the use of any ideas, concepts, know-how or techniques that it, individually or jointly, developed or disclosed prior to the Signing Date.

5.8         CCAA

The Parties acknowledge and confirm that the Approval and Vesting Orders shall provide that the stays of proceedings in Canada under the CCAA (or any subsequent receivership or bankruptcy) shall not apply with respect to any and all matters arising under this Agreement or any agreements referred to herein, including, without limitation, the Claims, and the Transitional Services, the Vendor Loan Agreement, Notices with respect thereof and any exercise of set-off, and the Purchaser will be treated as an unaffected creditor in respect thereof in any plan of arrangement or compromise filed by the Sellers or their Affiliates. Notices with respect thereof and any exercise or set off, and this Agreement and any agreements referred to herein, including, without limitation, the Claims and the Transitional Services, the Vendor Loan Agreement, Notices with respect thereof and any exercise of set-off, shall be binding upon and may be performed by a receiver, interim receiver, trustee in bankruptcy or any combination thereof, and that the Transaction shall not constitute a fraudulent preference or reviewable transaction. Any order appointing a receiver or interim receiver shall be in form and substance satisfactory to the Purchaser and the Sellers, and the Purchaser will be treated as an unaffected creditor in respect of the CCAA and Chapter 11 in any plan of arrangement or compromise filed by the Sellers or their Affiliates.

6             Closing

6.1         Date and Place

Subject to Clause 4, Closing shall take place at the offices of the Sellers’ Lawyers (or such other location as the Parties shall agree) at 10:00 CET on 18 June 2008. If the Condition Precedent has not been satisfied or waived by 18:00 CET on the fifth Business Day before Closing, Closing shall take place at the offices of the Sellers’ Lawyers (or such other location as the Parties shall agree) on the third Business Day following notification of the fulfilment or waiver of the Condition Precedent. In any event, subject to Clause 4, Closing shall have taken place by no later than 18:00 CET, on 30 June 2008, or such later date as the Parties may agree in writing. If Closing shall not have taken place by 18:00 CET, on 30 June 2008, or such later date as the Parties may agree in writing, this Agreement shall, subject to Clause 4 and 6.5, terminate (other than Clauses 1 and 10).

6.2         Closing Events

On Closing, each Party shall perform, or procure to be done, its respective actions and obligations set out in detail in Schedule 4. The Sellers may waive some or all of the obligations of the Purchaser as set out in Schedule 4 and the Purchaser may waive some or all of the obligations of the Sellers as set out in Schedule 4.

6.3         Payment of the Consideration on Closing

6.3.1     On Closing, the Purchaser shall, in full and final settlement of its obligations under Clause 3.1, pay (as more particularly set out in paragraph 4 of Schedule 4) an aggregate amount in cash to the Sellers, which aggregate amount is equal to the aggregate of:

(i)           €2,001 (the Share Price); plus

(ii)          the Escrow Amount (the cash portion of the Debt Price); plus

(iii)         the amount of the Sellers’ Closing Intercompany Loans, as referred to in Clause 3.1.3.

6.3.2     The Parties shall execute the Vendor Loan Agreement, in the Agreed Terms, providing for the Vendor Loan in the amount of €21,500,000.

6.3.3     The Parties shall execute the Deed of Assignment as stated in the Agreed Terms.

6.4         Notification of Relevant Matters

No later than five Business Days prior to Closing, the Sellers shall notify the Purchaser of:

6.4.1     bank account details for the Sellers and for each member of the Sellers’ Group assigning Sellers’ Intercompany Loans to which payments are to be made at Closing in accordance with the provisions of this Agreement; and

6.4.2     the amount of the Sellers’ Closing Intercompany Loans and of the Group’s Closing Intercompany Loans.

6.5         Breach of Closing Obligations

If the Sellers or the Purchaser fail to comply with any material obligation in Clause 6.2, 6.3 or Schedule 4, the Purchaser, in the case of non-compliance by the Sellers, or the Sellers in the case of non-compliance by the Purchaser, shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim any Loss) by Notice to the other Party served on the Closing Date:

6.5.1     to effect Closing so far as practicable having regard to the defaults which have occurred, provided always that the Condition Precedent has been satisfied and/or waived as the case may be; or

6.5.2     subject to Clause 6.1, to fix a new date for Closing in which case the provisions of Schedule 4 shall apply to Closing as so deferred but provided such deferral may only occur once; or

6.5.3     subject to Clause 4.2, to terminate this Agreement (other than Clauses 1 and 10) .

7             Seller’s Warranties

7.1         Seller’s Warranties

7.1.1     QWI warrants to the Purchaser that each of the statements set out in Schedule 5 (the “Seller’s Warranties”) is as of the date hereof, and shall as of Closing be true and accurate.

7.1.2     The Seller’s Warranties are the only representations, warranties or other assurances of any kind given by QWI and it is hereby expressly acknowledged and agreed that the Purchaser purchases and accepts the Shares and the Sellers’ Intercompany Loans and the Sellers’ Closing Intercompany Loans on an “as is, where is” basis as set out in Clause 3.2 and that the Sellers in that regard do not represent, warrant or give any other assurance of any kind with respect to the nature, status, financial, trading or commercial position or condition of the Business or Group Companies as at the Signing Date or Closing in any way whatsoever, save as expressly set out in this Agreement. Section 17 of Book 7 of the Dutch Civil Code does not apply to this Agreement and the Purchaser waives any and all rights it may have under such Section 17.

7.1.3     Notwithstanding any other provision of this Agreement, no other statement, promise or forecast (written or oral) made by or on behalf of the Sellers or any member of the Sellers’ Group may form the basis of, or be pleaded in connection with, any Claim by the Purchaser under or in connection with this Agreement.

7.1.4     No Seller makes any representation or warranty as to the accuracy, or completeness of, without limitation, information, forecasts, estimates, projections, forward-looking statements, statements of intent or statements of opinion.

7.1.5     The Purchaser hereby confirms that on the date of this Agreement it is not aware of any matter or thing which is inconsistent with the Seller’s Warranties or which constitutes or may constitute a Purchaser’s Claim.

7.1.6     The Sellers acknowledge that the Seller’ s Warranties are in all respects essential for the Purchaser’s decision to enter into this Agreement on the stated terms and conditions, including the amount of the Consideration.

7.1.7     Without prejudice to any remedies that the Purchaser may have under this Agreement or generally under any applicable laws, the Parties acknowledge and agree that the Sellers’ Warranties are not intended as a mere description of the Shares and the Sellers’ Intercompany Loans and the Sellers’ Closing Intercompany Loans, but rather as an allocation of risk, costs and other consequences of any and, subject to Chapter 10 of Book 6 of the Dutch Civil Code (Afdeling 10 van Boek 6 van het Burgerlijk Wetboek), all remedial action that will be required to put each of the Purchaser and the Group Companies in the position they would have been, if the applicable Sellers’ Warranty had been true and accurate, on the Signing Date and on Closing.

7.2         Sellers’ Disclosures

7.2.1     The Purchaser acknowledges and hereby confirms that it is a professional party and that, with the help of specialist professional advisers it has performed also at the request of its banks, it has performed an investigation with respect to the financial, legal, operational, commercial, IT, Tax, pensions, Environment and other aspects of the Group Companies and their businesses, assets and liabilities, including a review of information in the Data Room (the “Due Diligence Investigation”), the outcome of which was to the Purchaser’s satisfaction.

7.2.2     The Purchaser confirms that it has had sufficient opportunity to review the information made available to the Purchaser and its advisers and to ask questions in relation to the information provided and reviewed in the context of its Due Diligence Investigation, and to raise with the Sellers any and all specific issues that it deemed important for its decision to enter into this Agreement.

7.3         Notification

If, after the date of this Agreement, the Sellers become aware that any of the Seller’s Warranties were untrue or inaccurate in any respect as to give rise to, or be likely to give rise to, the right for the Purchaser for a Warranty Claim, as of the date of this Agreement, the Sellers shall notify the Purchaser in writing as soon as practicable after becoming aware of the same and, in any event, prior to Closing, setting out such details as are available. The Sellers shall make any investigation concerning the event or matter and take such action, at their own cost, as the Purchaser may reasonably require.

7.4         Purchaser’s Warranties

7.4.1     The Purchaser warrants to the Sellers that the statements set out in Schedule 6 are as of the date hereof and shall as of Closing be true and accurate.

7.4.2     The Purchaser’s Warranties are the only representations, warranties or other assurances of any kind given by or on behalf of the Purchaser.

8             Limitation of Seller’s Liability

8.1         General

8.1.1     TGI and Canada shall have no liability whatsoever under this Agreement.

8.1.2     QWI shall, jointly and severally for TGI and Canada also, indemnify each of the Purchaser and the Group Companies (the “Purchaser Indemnified Parties”), and shall hold the Purchaser Indemnified Parties harmless from, and fully compensate the Purchaser Indemnified Parties for, and in respect of, any and all Losses suffered as a result of, or in connection with any (i) Claim of the Purchaser in respect of which Notice has been given by the Purchaser to the Sellers before Closing, failing which it shall not be entitled to make a Claim and (ii) Purchaser’s Claim,.

8.1.3     The (aggregate) liability of QWI for any Loss in respect of any Purchaser’s Claim under this Agreement shall be limited by and subject to this Clause 8 and Clause 9.

8.1.4     QWI shall not be liable in respect of a Purchaser’s Claim if such Purchaser’s Claim is capable of remedy and, if after Notice of such breach is delivered by the Purchaser as contemplated in Clause 9 is remedied as soon as possible, but in any event within 30 calendar days after the date on which such Notice is received by QWI, without prejudice to the Purchaser’s general obligations at law to prevent and mitigate Losses including reasonable co-operation with QWI, to remedy such breach.

8.1.5     After Closing, the Purchaser shall not be entitled to make any Claim, other than a Purchaser’s Claim, and the Purchaser hereby waives any and all rights it may have against the Sellers in respect of the Sellers’ obligations under this Agreement with effect as of Closing, other than in relation to any Purchaser’s Claim.

8.2         Time Limitation for Claims

QWI shall not be liable under this Agreement in respect of any Purchaser’s Claim unless:

8.2.1     In respect of a Purchaser Claim for breach of Seller’s Warranties a Notice of the Purchaser’s Claim is given by the Purchaser to QWI in accordance with Clause 9.1 and 9.2 within five years following Closing, in which case such Purchaser’s Claim shall continue at the final resolution thereof;

8.2.2     In respect of a Purchaser Claim for breach of Sellers’ obligations under Clause 5.3.1 of this Agreement a Notice of the Purchaser’s Claim is given by the Purchaser to QWI in accordance with Clause 9.1 and 9.2 within thirty days following Closing, in which case such Purchaser’s Claim shall continue at the final resolution thereof.

8.3         Aggregate Minimum Claims

QWI shall not be liable for any Losses in respect of one or more Purchaser’s Claims (or a series of Purchaser’s Claims arising from substantially identical facts or circumstances) unless the aggregate amount of such Losses agreed or determined (disregarding the provisions of this Clause 8.3) in respect of any such Purchaser’s Claims or series of Purchaser’s Claims does exceed € 200,000, in which case the liability of QWI shall be for the full amount of such Losses.

8.4         Maximum Liability under the Agreement

Notwithstanding Clause 8.3, the aggregate liability of QWI in respect of all Claims made by the Purchaser (which for the avoidance of doubt includes Purchaser’s Claims) under this Agreement shall not exceed the amount of the Vendor Loan, i.e. €21,500,000.

8.5         Provisions

QWI shall not be liable under this Agreement in respect of any Purchaser’s Claim if and to the extent that an adequate and sufficient allowance, provision or reserve has been made in the most recent financial statements drawn up prior to Closing of any or all of the relevant Group Companies for the matter giving rise to the Purchaser’s Claim.

8.6         Matters Arising subsequent to this Agreement

QWI shall not be liable under this Agreement for any Losses giving rise to a Purchaser’s Claim to the extent that such Losses arise from or would not have arisen or increased as a direct result of:

8.6.1     Changes in legislation

the passing of, or any change in, after Closing, any law, rule, regulation or administrative practice of any government, governmental department, agency or regulatory body or any change in any generally accepted interpretation or application of any legislation, which is mandatory; and

8.6.2     Accounting and Taxation Policies

any change in accounting or Taxation policy, bases or practice of the Purchaser or any of the Group Companies introduced or having effect after Closing except to the extent instigated by the Sellers prior to Closing.

8.7         Insurance

8.7.1     QWI shall not be liable under this Agreement in respect of any Purchaser’s Claim to the extent that any Loss in respect of which such Purchaser’s Claim is made are recovered by a member of the Purchaser’s Group under a policy of insurance.

8.7.2     The Purchaser undertakes to QWI to make a Claim under any policy of insurance in respect of which any Losses giving rise to a Purchaser’s Claim might be reasonably expected to be covered and to take all reasonable steps to make such recovery.

8.8         Mitigation of Losses/Calculation of Loss

8.8.1     The Purchaser shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any Purchaser’s Claim under this Agreement.

8.8.2     Any Loss (after taking into account all compensating factors) shall be calculated on a Euro-for-Euro basis and limited to the amount necessary to put each of the Purchaser and the Group Companies in the position in which they would have been, if the relevant breach of the Sellers’ obligations under this Agreement had not occurred.

8.8.3     For the avoidance of doubt, any Losses payable by QWI in respect of any Purchaser’s Claim shall be reduced Euro-for-Euro by the amount of Tax refund, that the Purchaser or any of the Group Companies has actually been recovered, or any reduction of liability for any Tax granted to the Purchaser or any of the Group Companies in respect of such Purchaser’s Claim, provided that the Purchaser shall use reasonable efforts to realise such refund or granting of Tax.

8.8.4     The Purchaser shall not be entitled to recover from QWI more than once in respect of the same matters that give rise to a Purchaser’s Claim(s).

8.9         Purchaser’s Right to Recover

8.9.1     Prior to Recovery from Sellers

If, before QWI pays an amount in discharge of any Purchaser’s Claim under this Agreement, the Purchaser or any Group Company recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a Third Party a sum which indemnifies or compensates the Purchaser or Group Company (in whole or in part) in respect of the Loss which is the subject matter of the Purchaser’s Claim, the Purchaser shall procure that all reasonable steps are taken to enforce such recovery prior to making any Purchaser’s Claim against QWI pursuant to this Agreement and any actual recovery (less any reasonable costs incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, such Purchaser’s Claim to the extent of such recovery. The seeking of recovery by the Purchaser against a Third Party does not relieve QWI from liability from a Purchaser’s Claim through the lapse of five years after Closing .

8.9.2     Following Recovery from the Sellers

If QWI has paid an amount in discharge of any Purchaser’s Claim under this Agreement, and the Purchaser or any Group Company is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a Third Party a sum which indemnifies or compensates the Purchaser or Group Company (in whole or in part) in respect of the Loss or liability which is the subject matter of the Purchaser’s Claim, QWI shall be subrogated to all rights that the Purchaser has or would otherwise have in respect of the Claim against the Third Party or, if subrogation is not possible, the Purchaser shall procure that all steps are taken as QWI may reasonably require to enforce such recovery and shall, or shall procure that the relevant Group Company shall, pay to QWI, as soon as practicable after receipt, an amount equal to any sum recovered from the Third Party less any costs and expenses incurred in obtaining such recovery not exceeding the amount paid by the Sellers in discharge of such Purchaser’s Claim and less any Taxation attributable to it.

8.10       Sellers’ Intercompany Loans

8.10.1   The Sellers shall not be liable in respect of any Losses of the Purchaser’s Group, and no member of the Purchaser’s Group shall otherwise be entitled to recover from the Sellers or any member of the Sellers’ Group under this Agreement or any Deed of Assignment, by reason of (i) any of the Sellers’ Intercompany Loans not being repaid to any extent, or (ii) the value of any of the Sellers’ Intercompany Loans or the Sellers’ Closing Intercompany Loans being less than the principal amount of such Sellers’ Intercompany Loan, or (iii) a Group Company being unable to repay the debt represented by any of the Sellers’ Intercompany Loan or the Sellers’ Closing Intercompany Loans or any interest expressed to be payable in respect of any such Sellers’ Intercompany Loan or Sellers’ Closing Intercompany Loans as the same shall fall due.

8.10.2    For the avoidance of doubt, all intercompany debts associated with Quebecor World Plc, United Kingdom, are excluded from the Transaction and remain for the risk and account of the Sellers’ Group after Closing.

9             Purchaser’s Claims

9.1         Notification of Purchaser’s Claims

If the Purchaser or any Group Company becomes aware of any matter or circumstance that may give rise to a Purchaser’s Claim against QWI under this Agreement, the Purchaser shall as soon as practicable give a Notice in writing to QWI, but in any event not later than three months after the date on which such Purchaser or Group Company became aware of such matter or circumstance having lapsed, setting out such information as is available to the Purchaser or Group Company and as is reasonably necessary to enable QWI to assess the merits of the Purchaser’s Claim, to act to preserve evidence and to make such provision as QWI may consider necessary. As soon as reasonably practicable after any notification in accordance with the first sentence of this Clause 9.1, the Purchaser shall in a second Notice specify to the extent possible information on the legal and factual basis of the Purchaser’s Claim and the evidence on which the Purchaser relies and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the Purchaser’s Claim (including any Losses which are contingent on the occurrence of any future event).

9.2         Settlement of Purchaser’s Claims

9.2.1     Both QWI and the Purchaser shall have the right to satisfy any liability of QWI for any Loss under Purchaser’s Claims by way of set-off of such Loss against the amount of the Vendor Loan, i.e., € 21,500,000, as outstanding from time to time.

9.2.2     The Sellers shall within 30 days of receipt of the second Notice referred to in Clause 9.1 regarding a Purchaser’s Claim (i) pay to the Purchaser (in the manner set out in paragraph 9.2.1 or otherwise) without deduction, any undisputed portion of the Purchaser’s Claim not later than five years following Closing and (ii) if the Sellers dispute any portion of the Purchaser’s Claim (the “Disputed Amount”), give Notice thereof to the Purchaser (a “Dispute Notice”), in which case the Disputed Amount shall bear interest at the statutory interest rate as from the date that the Purchaser’s Claim is made (the “Claim Date”) until the date of its payment. If a Dispute Notice is timely given, the Purchaser and the Sellers shall attempt to resolve their differences and reach agreement on the Disputed Amount within 30 days from the date of the Dispute Notice, failing which the Purchaser may institute arbitration proceedings in accordance with Clause 10.16.

9.3         Investigation by the Sellers

In connection with any matter or circumstance that may give rise to a Purchaser’s Claim against the Sellers under this Agreement:

9.3.1     the Purchaser shall allow, and shall procure that the relevant Group Company allows, the Sellers and their financial, accounting or legal advisers to investigate the matter or circumstance alleged to give rise to a Purchaser’s Claim and whether and to what extent any amount is payable in respect of such Purchaser’s Claim; and

9.3.2     the Purchaser shall disclose to the Sellers all material of which the Purchaser is aware which relates to the Purchaser’s Claim and shall, and shall procure that any other relevant members of the Purchaser’s Group shall, give all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Sellers or their financial, accounting or legal advisers may reasonably request at such persons’ own cost and expense, provided always that any information made available by the Purchaser to the Sellers and their financial, accounting or legal advisers shall be kept confidential and shall only be used solely for the purpose of investigating a Purchaser’s Claim against the Sellers under this Agreement.

9.4         Reduction of Consideration

Any payment made by QWI in respect of any Loss in connection with any Purchaser’s Claim shall be deemed to be a reduction of the Consideration.

10          Confidentiality

10.1       Announcements

10.1.1    For 12 months after the date of this Agreement and save for the publication of the Announcements, no announcement or circular in connection with the existence or the subject-matter of this Agreement shall be made or issued by or on behalf of any member of the Sellers’ Group or the Purchaser’s Group without the prior written approval of the Sellers and the Purchaser, such approval not to be unreasonably withheld or delayed. This shall not affect any announcement or circular or filing required by law or any regulatory body or the rules of any recognised stock exchange on which the shares of either Party are listed but the Party with an obligation to make an announcement or issue a circular shall consult with the other Party insofar as is reasonably practicable before complying with such an obligation.

10.1.2    Notwithstanding Clause 10.1.1, the Sellers shall be entitled, without the prior approval of the Purchaser, to make any announcements and disclosure as may be required under (i) the CCAA or (ii) Chapter 11.

10.2       Confidentiality

10.2.1    This Clause 10 supersedes the Confidentiality Agreement.

10.2.2    Subject to Clauses 10.1.1 and 10.2.3:

(i)           each of the Sellers and the Purchaser shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(a)        the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or

(b)        the negotiations relating to this Agreement (and any such other agreements);

(ii)          the Sellers shall treat as strictly confidential and not disclose or use any information relating to the Group Companies following Closing and any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser’s Group; and

(iii)         the Purchaser shall treat as strictly confidential and not disclose or use any information relating to the Business, financial or other affairs (including future plans and targets) of the Sellers’ Group following Closing including, the Group Companies.

10.2.3    Clause 10.2.2 shall not prohibit the disclosure or use of any information if and to the extent that:

(i)           the disclosure or use is required by law or by any court of competent jurisdiction, including, specifically, such proceedings under the CCAA and Chapter 11, any governmental or regulatory body or any recognised stock exchange on which the shares of the Sellers or the Purchaser are listed (including where this is required as part of any actual or potential offering, placing and/or sale of securities of any member of the Sellers’ Group or the Purchaser’s Group);

(ii)          the disclosure or use is required to vest the full benefit of this Agreement in the Sellers or the Purchaser;

(iii)         the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(iv)         the disclosure is made to professional advisers of any Party on a need to know basis and on terms that such professional advisers undertake to comply with the provisions of Clause 10.2.2 in respect of such information as if they were a party to this Agreement;

(v)          the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(vi)         the other Party has given prior written approval to the disclosure or use; or

(vii)        the information is independently developed after Closing,

provided that prior to disclosure or use of any information pursuant to Clause 10.2.3(i), (ii) or (iii), the Party concerned shall promptly notify the other Party of such requirement with a view to providing that other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

10.2.4    The Sellers shall provide to the Purchaser a draft copy of its motion materials and any other document to be issued by the Sellers in connection with the Transaction for the obtaining of the Approval and Vesting Order prior to the service thereof, on a confidential basis, and provide the Purchaser with a reasonable opportunity to review and provide comments thereon.

10.3	Whole Agreement

10.3.1

This Agreement contains the whole agreement between the Sellers and the Purchaser relating to the subject-matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Sellers and the Purchaser in relation to the matters dealt with in this Agreement.

10.3.2

So far as is permitted by law, and except in the case of fraud, wilful misconduct or gross negligence, each of the Sellers and the Purchaser agrees and acknowledges that their only right and remedy in relation to any warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

10.4	Reasonableness

Each of the Sellers and the Purchaser confirms that they have received independent legal advice relating to all the matters provided for in this Agreement and agrees that the provisions of this Agreement are fair and reasonable.

10.5	Assignment

10.5.1

Except as otherwise expressly provided in this Agreement, neither the Sellers nor the Purchaser may, without the prior written consent of the other, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

10.5.2

Except as otherwise expressly provided in this Agreement, the Sellers or the Purchaser may, without the consent of the other, assign to a subsidiary the benefit of the whole or any part of this Agreement provided however that such assignment shall be expressed to have effect only for so long as the assignee remains a subsidiary of the Party concerned.

10.5.3

The Purchaser may assign its rights under this Agreement by way of security to the relevant banks lending money or making other banking facilities available to the Purchaser in order to enable the Purchaser to pay the Consideration.

10.5.4

If any assignment is made in accordance with this Clause 10.5, the assignee shall not be entitled to benefit from any greater obligation, or to receive any greater amount, than that to which the assignor would have been entitled.

10.6	Third Party Rights (Derdenbeding)

	10.6.1	Subject to Clause 10.6.2, a person who is not a party to this Agreement has no right to enforce any term of, or enjoy any benefit under, this Agreement.

10.6.2

Where any provision of this Agreement is, by its terms, expressed to be in favour of (whether or not together with other persons), or otherwise relates (in whole or in part) to the rights or obligations of, any member of the Purchaser’s Group or any member of the Sellers’ Group (whether or not together with other persons), any such member of the Purchaser’s Group or member of the Sellers’ Group, as the case may be, shall be entitled to enforce such term or enjoy the benefit of it provided that:

(i)

a member of the Purchaser’s Group shall only be entitled to make any Claim or bring any action or proceedings to enforce any obligation of the Sellers which are, by virtue of this Clause 10.6, enforceable by it, through the agency of the Purchaser; and

(ii)

a member of the Sellers’ Group shall only be entitled to make any Claim or bring any action or proceedings to enforce any obligation of the Purchaser which are, by virtue of this Clause 10.6, enforceable by it, through the agency of QWI.

10.7	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Sellers and the Purchaser.

10.8	Method of Payment

Wherever in this Agreement provision is made for the payment by one Party to the other, such payment shall be effected by crediting for same-day value the account specified by the payee to the payer reasonably in advance and in sufficient detail to enable payment by telegraphic transfer or other electronic means to be effected on or before the due date for payment.

10.9	Costs

10.9.1

Save as otherwise agreed in this Agreement, the Sellers shall bear all costs incurred by them in connection with the preparation, negotiation and entry into of this Agreement and the sale of the Shares and assignment of the Sellers’ Intercompany Loans and the Sellers’ Closing Intercompany Loans.

10.9.2

Save as otherwise agreed in this Agreement, the Purchaser shall bear all such costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement and the purchase of the Shares.

10.10	Notarial Fees, Registration, Stamp and Transfer Taxes and Duties

The Purchaser shall bear the cost of all notarial fees and all registration, stamp and transfer Taxes and duties or their equivalents in all jurisdictions where such fees, Taxes and duties are payable as a result of the transactions as part of the Closing (which transactions for the avoidance of doubt do not include the pre-Closing restructuring referred to in Clause 5.2). The Purchaser shall be responsible for arranging the payment of all such fees, Taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with the payment of such Taxes and duties. The Purchaser shall indemnify the Sellers or any other member of the Sellers’ Group against any Losses suffered by the Sellers or any other member of the Sellers’ Group as a result of the Purchaser failing to comply with its obligations under this Clause 10.10.

10.11	Interest

If the Sellers or the Purchaser default in the payment when due of any sum payable under this Agreement their liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate per annum of 2 per cent above the average EURIBOR one month

(EURO01M index on Bloomberg) base rate over the preceding 12 month period. Such interest shall accrue from day to day.

10.12	No rescission or nullification

To the extent permitted by law, the Sellers and the Purchaser hereby waive their rights to annul, rescind, amend or dissolve (vernietigen, wijzigen of ontbinden), in whole or in part, or demand in legal proceedings, in whole or in part, the annulation, rescission or dissolution (vernietiging, wijziging of ontbinding) of this Agreement.

10.13	Notices

10.13.1

Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be in writing, in the English language and delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

	10.13.2	A Notice to the Sellers shall be sent to the following address, or such other person or address as the Sellers may notify to the Purchaser from time to time:

		Address:	Quebecor World Inc., 612 St-Jacques Street, Montreal, Quebec, Canada, H3C 4M8

		Fax:	+514 954 9640

		Attention:	President

		With a copy to:	Senior Vice President, Legal Affairs and General Counsel

		Fax:	+514 954 9640

	10.13.3	A Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to the Sellers from time to time:

		Address:	Vadeho II B.V., Hertenroep 10, 4847 DC Teteringen, the Netherlands

		Fax:	+31 76 5720252

		Attention:	Mr. H.J.J. M van den Hombergh (CEO)

10.13.4

A Notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by hand, registered post or courier or at the time of transmission in legible form, if delivered by fax.

10.14	Invalidity

10.14.1

If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

10.14.2

To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 10.14.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 10.14.1, not be affected.

10.15	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Sellers and the Purchaser may enter into this Agreement by executing any such counterpart.

10.16	Arbitration

Any dispute arising out of or connected with this Agreement, including a dispute as to the validity or existence of this Agreement and/or this Clause, shall be resolved by arbitration in London conducted in English by a single arbitrator who is an expert lawyer in Dutch law pursuant to the rules of the International Chamber of Commerce, save that, unless the parties to the dispute agree otherwise, the arbitrator shall draw up, and submit to the parties to the dispute for signature, the “Terms of Reference” within 21 days of receiving the file. The “Terms of Reference” shall not include a list of issues to be determined.

10.17	Governing Law

This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, shall be governed by and construed in accordance with Dutch law.

SPA—Signature Page

SIGNED by

on behalf of QUEBECOR WORLD INC.:

SIGNED by

on behalf of 4434889 CANADA INC

SIGNED by
on behalf of TRANSPORT GRAPHICOR INC.:

SIGNED and DELIVERED by

on behalf of vadeho ii b.v.:

SIGNED by

on behalf of QUEBECOR WORLD INC.:

SIGNED by

on behalf of 4434889 CANADA INC

SIGNED by
on behalf of TRANSPORT GRAPHICOR INC.:

SIGNED and DELIVERED by

on behalf of VADEHO II B.V.:

SIGNED by
on behalf of QUEBECOR WORLD INC.:

SIGNED by

on behalf of 4434889 CANADA INC

SIGNED by

on behalf of TRANSPORT GRAPHICOR INC.:

SIGNED and DELIVERED by

on behalf of VADEHO B.V.:

Schedule 4

Closing Obligations

1	General Obligations

1.1	The Sellers’ Obligations

On Closing, the Sellers shall deliver or make available to the Purchaser the following:

	1.1.1	evidence that the Sellers are authorised to execute this Agreement (including, where relevant, any notarial deeds referred to in this Schedule) or any other agreement in the Agreed Terms;

1.1.2

a copy of the minutes of a shareholders’ meeting of the Company giving effect to such appointments and/or resignations as the directors of the Company as the Purchaser may reasonably request replacing the resigning directors of the Company and granting any resigning Director full discharge as far as legally possible.

1.1.3

a certificate, signed by an officer of the Sellers confirming that all of the Group’s Intercompany Loans and Group’s Closing Intercompany Loans have been repaid through a set-off with the Sellers’ Intercompany Loans and Sellers’ Closing Intercompany Loans respectively;

1.1.4

written releases granted by the Sellers’ Group or any relevant Third Party creditor of any of the Group Companies from any and all obligations under joint financing or joint liability agreements, guarantees or other types of securities entered into or given by any of the Groups Companies for the benefit of the Sellers’ Group.

1.2	The Purchaser’s Obligations

On Closing, the Purchaser shall deliver or make available to the Sellers:

	1.2.1	evidence that the Purchaser is authorised to execute this Agreement (including, where relevant, any notarial deeds referred to in this Schedule) or any other agreement in the Agreed Terms;

1.2.2

a confirmation that on the date of this Agreement the Purchaser is not aware of any matter or thing which is inconsistent with the Seller’s Warranties or which constitutes or may constitute a Warranty Claim.

2	Transfer of the Shares and Assignment or Repayment of Sellers’ Intercompany Loans and Sellers’ Closing Intercompany Loans

2.1	Transfer Obligations

On Closing, the Sellers and the Purchaser shall take such steps as are required to transfer the Shares. In particular, the Sellers and the Purchaser shall register the transfer of the Shares pursuant to this Agreement in the share register of the Company and the membership interest in QW SPV LLC (USA), reflecting the transfer of the Shares to the Purchaser and the cancellation of the share certificates, if any, issued to the Sellers in a form complying with applicable law.

2.2	Assignment of Sellers’ Intercompany Loans and Sellers’ Closing Intercompany Loans

On Closing, the Sellers shall, or shall procure that the relevant member of the Sellers’ Group shall, assign to the Purchaser or to such person(s) as the Purchaser may direct, the Sellers’ Intercompany Loans and Sellers’Closing Intercompany Loans for which purpose the Sellers shall, or shall procure that the relevant member of the Sellers’ Group shall, execute in favour of the Purchaser or such person(s) as the Purchaser may direct and deliver to the Purchaser or such person as the Purchaser may direct Deeds of Assignment in respect of each of such Sellers’ Intercompany Loans and Sellers’ Closing Intercompany Loans.

3	Further Obligations in Addition to Transfer

3.1	General Obligations

The Sellers shall deliver or make available to the Purchaser the following, insofar as they relate to the Group Companies:

3.1.1

the written resignations with effect as from the Closing Date in the Agreed Terms (and legalised by a notary where required) of each of those persons who the Purchaser shall reasonably request from the office or position specified in such request to take effect on the Closing Date;

	3.1.2	the written resignations of the auditors of each Group Company to take effect on the Closing Date;

3.1.3

in each case where the said information is not in the possession of the relevant Group Company, the corporate books and records, duly written up to date, including the shareholders’ register (reflecting the Sellers as the owner of the Shares) and share certificates or units in respect of the Subsidiaries, and all other books and records (all to the extent required to be kept by each Group Company under the law of its jurisdiction of incorporation) reflecting the Sellers as the owner of the shares; and

	3.1.4	evidence as to:

		(i)	the acceptance by shareholders or the directors of each of the relevant Group Companies of the resignations referred to in paragraph 3.1.1 above;

		(ii)	where appropriate the acceptance by shareholders or the directors of the relevant Group Companies of the resignation of the auditors referred to in paragraph 3.1.2 above; and

		(iii)	the acknowledgement by the board of directors of the Company of the transfer of the Shares to the Purchaser,

where such acceptance or approval is required by law or under the constitutional documents of the Group Company concerned.

3.1.5

On or before Closing the Sellers shall take all such steps necessary to be able to transfer the Shares without Encumbrances to the Purchaser on Closing, including (i) the receipt by the Sellers of a pay out letter from the DIP lenders under the CCAA and (ii) the preparation of the required registrations and filings of the release of the Encumbrances. For clearness’ sake, the steps under (i) and (ii) shall not in any way whatsoever qualify as a disclosure against or an exception to the Sellers’ Warranties.

4	Purchaser’s Payment Obligations

4.1	Payment of the aggregate amount payable on Closing by the Purchaser pursuant to Clause 6.3.1 shall be made as follows:

4.1.1

in respect of the cash portion of the Debt Price (the Escrow Amount), the Purchaser shall instruct the Escrow Agent to the effect that the Escrow Amount shall be paid immediately and in accordance with the Escrow Agreement;

	4.1.2	the Purchaser shall pay the Share Price to QWI into a bank account or bank accounts designated by QWI;

	4.1.3	the Purchaser and QWI, or such person(s) as they may designate, shall enter into the Vendor Loan Agreement; and

	4.1.4	the Purchaser shall pay in cash the amount of the Sellers’ Closing Intercompany Loans to QWI into a bank account or bank accounts designated by QWI.

Schedule 5

Seller’s Warranties

1                                      Corporate Information

1.1                            The Shares and the Group Companies

1.1.1                   The Sellers:

(i)	are the sole legal and beneficial owners of the Shares specified against their names in Part 1 of Schedule 1; and

(ii)	have the right to exercise all voting and other rights over the Shares specified against their names in Part 1 of Schedule 1.

1.1.2                   The Company Shares comprise the whole of the issued and allotted share capital of the Company, have been properly and validly issued and allotted and are each fully paid. The QW SPV Share represents the whole of the membership interest of QW SPV LLC (USA) and has been properly and validly issued and allotted. Canada is and has been in compliance with its obligations as a holder of a membership interest of QW SPV LLC (USA).

1.1.3                   The shareholders specified in Part 1 of Schedule 1:

(i)	are the sole legal and beneficial owners of the shares in the Subsidiaries (the “Subsidiary Shares”); and

(ii)	have the right to exercise all voting and other rights over such shares.

1.1.4                   With the exception of the joint venture companies BHR S.A. or AB Danagards Grafiska, the Subsidiary Shares comprise the whole of the issued and allotted share capital of the Group Companies, have been properly and validly issued and allotted and each are fully paid.

1.1.5                   No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, sale or transfer, amortisation or repayment of any share capital or any other security giving rise to a right over, or an interest in, the share capital of any Group Company under any option, agreement or other arrangement (including conversion rights and rights of pre-emption), except that any such rights as set out in Appendix 1 to this Schedule may exist on the Signing Date, which rights shall, however, be fully terminated and no longer existing as of the Closing Date

1.1.6                   There are no Encumbrances on the Shares or any Subsidiary Shares, except that any Encumbrances, as set out in Appendix 1 to this Schedule may exist on the Signing Date, which encumbrances shall, however, be fully terminated and no longer existing as of the Closing Date.

1.1.7                   All consents for the transfer of the Shares have been obtained or will be obtained by the Closing Date.

1.1.8                   The Shares and the Subsidiary Shares have not been and are not listed on any stock exchange or regulated market.

1.1.9                   No Group Company:

(i)

has any interest in, or has agreed to acquire, any share capital or other security referred to in paragraph 1.1.5 above of any other company (wherever incorporated) other than the Group Companies set out in Schedule 1; or

(ii)	has any branch, division or establishment outside the jurisdiction in which it is incorporated.

1.1.10           The particulars contained in Schedule 1 are true and accurate in all material respects.

2                                      Constitutional Documents, Corporate Registers and Minute Books

2.1                            The constitutional documents in the Data Room are true and accurate copies of the constitutional documents of the Group Companies in all material respects and, so far as the Sellers are aware, there have not been and are not any breaches by any Group Company of its constitutional documents which would have a material adverse effect on the Business of the Group.

2.2                            The registers and minute books required to be maintained by each Group Company under the law of the jurisdiction of its incorporation are in the possession (or under the control) of the relevant Group Company.

2.3                            So far as the Sellers are aware, all material filings, publications, registrations and other formalities required by applicable law to be delivered or made by the Group Companies to company registries in each relevant jurisdiction have been duly delivered or made on a timely basis.

3                                      Authority and Capacity

3.1                            The Sellers and each Group Company validly exists and are companies duly incorporated under the law of their jurisdiction of incorporation.

3.2                            The Sellers have the legal right and full power and authority to enter into and perform this Agreement, and any other documents to be executed by them pursuant to or in connection with this Agreement.

3.3                            The Sellers have taken or will have taken by Closing all corporate action required by them to authorise them to enter into and to perform this Agreement, and any other documents to be executed by them pursuant to or in connection with this Agreement.

4                                      Subsidiary Companies

4.1                            The Company is the legal and beneficial owner free from all Encumbrances of the whole of the share capital of each of the Subsidiaries listed in Part 3 of Schedule 1 and between them have the right to exercise all voting rights over such share capital, except that the Encumbrances as set out in Appendix 1 to this Schedule are in existence on the Signing Date, which Encumbrances shall be fully terminated and no longer existing as of Closing.

4.2                            The details of each of the Subsidiaries set out in Part 3 of Schedule 1 are true and accurate in all material respects.

5	Sellers’ Intercompany Loans and Sellers’ Closing Intercompany Loans

5.1

As of Closing, other than the Sellers’ Intercompany Loans and the Sellers’ Closing Intercompany Loans there are no intercompany loans to the Group Companies from the Sellers and there is no Indebtedness of any Group Company owed to any member of the Sellers’ Group.

Schedule 5

Appendix 1

Country	Company	Encumbrance
Spain	Quebecor Ibérica, S.A.	Guarantee Share Pledge
	Cayfosa-Quebecor, S.A.	Guarantee Share Pledge
	Rotocayfo-Quebecor, S.A.	Guarantee Share Pledge
	Rotoalpha Quebecor, S.L.	Guarantee Share Pledge
	Industria Grafica Altair-Quebecor, S.A.	Guarantee Share Pledge
	Directo Plancha, S.A.	Guarantee Share Pledge
	Cayfo y Associados, AIE	Guarantee Share Pledge
Belgium	Helio Charleroi S.A.	Guarantee
	Helio Car S.A.	Guarantee
Luxembourg	Quebecor World European Holding S.A.	Share Pledge
Austria	Oberndorfer Druckerei GmbH	Guarantee
	QWI Vermögensverwaltung GmbH	Guarantee
	AHC Holding GmbH	Guarantee
Finland	Helprint Quebecor Oy	Share Pledge
Any legal charges under the CCAA.

Schedule 6

Purchaser’s Warranties

1                                      Authority and Capacity

1.1                            Incorporation

The Purchaser validly exists and is a company duly incorporated and registered under the law of its jurisdiction of incorporation.

1.2                            Authority to enter into Agreement

1.2.1	The Purchaser has the legal right and full power and authority to enter into and perform this Agreement, and any other documents to be executed by it pursuant to or in connection with this Agreement.

1.2.2	The documents referred to in paragraph 1.2.1 above will, when executed, constitute valid and binding obligations on the Purchaser in accordance with their respective terms.

1.3                            Authorisation

The Purchaser has taken, or will have taken by Closing, all corporate action required by it to authorise it to enter into and perform this Agreement, and any other documents to be executed by it pursuant to or in connection with this Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By:	(S) Marie É. Chlumecky
Name:	Marie-É. Chlumecky
Title:	Corporate Secretary

Date:	June 10, 2008